Filed by Range Resources Corporation

(Commission File No.: 001-12209)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Range Resources Corporation

(Commission File No.: 001-12209)

The following email was sent to all Range employees on October 26, 2026:

RRC-EQT Transaction Employee Letter

To: All Range Employees

From: Dennis Degner, President and Chief Executive Officer

Subject: An Important Step Forward for Range

Date: October 26, 2026

Good Morning,

Our success has been shaped by dedicated people who believed in what we can accomplish together, and together we have built an industry-leading company and culture that has proven to be resilient, successful and admired by many.

Moments ago, we announced that we have entered into an agreement to be acquired by EQT Corporation in an all-stock transaction.

This decision was not taken lightly and the Board approached it with careful consideration of its fiduciary duty to act in the best interests of the company and all Range shareholders. Ultimately, the decision was guided by a shared vision to deliver a new level of scale, efficiency and success. The result is the creation of what we expect to be America’s leading natural gas company with the largest natural gas marketing platform in the country. You can find the joint press release announcing the transaction here.

As you all know, EQT is a top natural gas producer in the U.S. Like Range, they are well-respected in the market and by bringing together our premium inventory, technical capabilities and diversified marketing portfolios we expect to create the largest and only vertically integrated North American natural gas producer with leading inventory depth and low-cost structure.

Combining our businesses will give the pro forma company an operating footprint of nearly 3 million net acres, access to more than 3,700 miles of crucial midstream infrastructure and more than three decades of future drilling inventory, positioning us to be the go-to company for end-users looking for long-term reliable supplies of natural gas. There will also be the opportunity to high-grade the combined operational development plan, which is expected to accelerate the value of Range’s resource base given EQT’s midstream business. Together, we expect to create even greater long-term value for shareholders, and the communities in which we operate, all while being even better equipped to serve growing energy needs.

Next Steps

We know that this announcement brings questions, including what this means for your day-to-day work.

In the coming weeks, we will form an integration planning team comprising members of both companies to develop a plan to bring our two organizations together. Given our complementary footprints, business models and capabilities, we are confident in our ability to ensure a seamless integration for our teams and customers. Most importantly, Range and EQT are committed to engaging and investing in employees, and we will continue to focus on supporting and empowering our teams as a combined company.

While today’s announcement marks a milestone, the transaction is not yet complete. We expect closing of the transaction to occur during the first quarter of 2027, subject to the receipt of required regulatory approvals and clearances, approval by shareholders of both companies and the satisfaction of other customary closing conditions. Until then, Range and EQT will continue to operate as separate companies, and we need to keep doing what has made Range successful. This involves finishing the year on a strong note while also staying focused on developing and executing our plans for 2027.

While we don’t have all the answers today, we have attached a FAQ to help address some questions that may be top of mind.

I will be holding an All Hands meeting this morning in the Southpointe auditorium and the 4th floor in Fort Worth at 10:00 AM CST/11:00 AM EST to discuss the announcement. You will receive a calendar invitation shortly, and we encourage all that can attend in person to join us.

I want to thank each and every one of you for your dedication to Range’s ongoing success. We will maintain an open line of communications to provide updates as we continue through this process.

RRC – EQT Transaction Employee FAQ

1.	What was announced?

•	We have entered into a definitive agreement to be acquired by EQT in an all-stock transaction.

•

By bringing together our premium inventory, technical capabilities and diversified marketing portfolios, we expect to create the country’s largest and only vertically integrated natural gas producer, with leading inventory depth and a low-cost structure.

2.	Why did we agree to be acquired?

•

Our Board carefully considered the transaction and its fiduciary duty to act in the best interests of the company and our shareholders. Ultimately, the decision was guided by a shared vision to deliver a new level of scale, efficiency and success.

•

EQT’s midstream business and marketing access are expected to expand opportunities for Range’s low-cost production and create the largest natural gas and natural gas liquids (NGLs) marketing platform in the country.

•	Bringing our businesses together will also provide opportunities to high-grade the combined operational development plan and accelerate the value of Range’s resource base.

•	Together, these opportunities are expected to create greater long-term shareholder value than Range could achieve independently.

3.	When is the transaction expected to close?

•

We currently expect the transaction to close during the first quarter of 2027, subject to the receipt of required regulatory approvals and clearances, approval by shareholders of both EQT and Range and the satisfaction of other customary closing conditions.

4.	Does this impact my day-to-day responsibilities?

•

Today’s announcement is just the first step in the process. Until the transaction closes, Range and EQT will continue to operate as separate companies, and there are no changes to your day-to-day responsibilities as a result of this announcement.

•	Please remain focused on executing your responsibilities, operating safely and delivering the natural gas solutions our customers and partners expect from Range.

5.	What does today’s news mean for employees?

•	Range and EQT are committed to engaging and investing in employees, and we will continue to focus on supporting and empowering our teams as a combined company.

•	There are no changes to employee roles or responsibilities today. We will keep you informed as planning progresses and we have updates to share.

6.	Will there be any changes to compensation or employee benefits?

•	Our annual compensation cycle will continue as planned.

•	It is still early in the process, and there are additional details to be determined regarding compensation and benefits following the closing of the transaction.

•	We will share additional information as details are confirmed.

7.	How will Range be integrated with EQT?

•	In the coming weeks, we will form an integration planning team comprising members of both companies to develop a plan to bring our two organizations together.

•	We are taking a thoughtful approach to this process. Our complementary footprints, business models and capabilities provide a strong foundation for bringing our teams and operations together.

•	There are still many decisions to be made and details to be worked out. We will keep you informed as planning progresses and we have updates to share.

8.	Who will lead the company? What will happen to Range’s management team?

•	EQT’s executive management team will lead the combined company following closing.

•	Upon the closing of the transaction, two representatives from Range, one of whom will be Dennis, will join EQT’s Board of Directors.

•	Additional details regarding leadership and organizational structure will be shared as integration planning progresses.

9.	Should I reach out to my counterparts at EQT? What should I do if an EQT employee contacts me?

•	Until the transaction closes, Range and EQT will continue to operate as separate, independent companies.

•	Please refrain from reaching out directly to EQT employees outside of normal business interactions.

•

Do not exchange confidential or sensitive information with EQT employees outside of approved processes. Employees participating in integration planning should follow the instructions and information-sharing protocols provided for that work.

•	If you receive an inquiry from an EQT employee outside of normal business interactions or authorized integration planning, please forward it to your manager.

10.	I own Range stock. What will happen to my shares before and after closing?

•	From now until closing, RRC shares will continue to trade as normal.

•	Upon closing, each outstanding share of Range common stock will be exchanged for 0.987 shares of EQT common stock.

•	Similarly, unvested RSUs will continue to vest until closing.

•	As an example, if closing does not happen until March 2027, any RSUs that vest in February 2027 will vest as normal.

•	At closing, any unvested RSUs will become EQT RSUs based on the 0.987 exchange ratio.

•	Assumed EQT awards immediately vest for any employees experiencing a qualifying termination of employment at or after closing.

•	Performance shares held by Range officers will be deemed earned at closing, and we will provide a separate communication on the performance calculation.

11.	What will happen to Range’s Texas and Pittsburgh headquarters? Will employees need to move?

•	The combined company’s headquarters will remain in Canonsburg, Pennsylvania.

•	As you can appreciate, it is still early in the process and many decisions have not been made yet.

•	We will share updates regarding locations or workplace changes as more information becomes available.

12.	What should I tell customers or other stakeholders who ask me about the transaction?

•	Range has provided communication to key vendors and business partners, providing an update on today’s announcement.

•	Until the transaction closes, Range and EQT will continue to operate as separate, independent companies.

•	This means that customers and partners should expect no changes to the way we work with them as a result of this announcement.

13.	Are there any changes to how we document, retain, or manage records?

•	It is critical we maintain our approach and follow company policies related to record keeping. This is essential to maintain legal compliance throughout this process.

14.	What do I do if contacted by the media or third parties about this transaction?

•	If you receive any inquiries from the media, please forward them to Mark Windle at mwindle@rangeresources.com.

•	If you receive any inquiries from investors or analysts, please forward them to Laith Sando at lsando@rangeresources.com.

15.	What can I share on social media about the transaction?

•	Please refrain from creating your own posts or commenting about the announcement, including sharing speculation or opinions about the transaction.

16.	Where can I get additional information? Whom can I contact with questions?

•	If you have any additional questions, please reach out to your manager directly.

•	While we do not have all the answers today, we will maintain an open line of communication and provide updates as we continue through this process.

Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this communication may include statements regarding the proposed transaction (the “proposed transaction”) between EQT Corporation (“EQT”) and Range Resources Corporation (“Range”), the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results.

Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although Range believes its forward-looking statements are based on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and results may be materially different from the results stated or implied in the forward-looking statements included in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement related to the proposed transaction (the “Merger Agreement”); the possibility that shareholders of EQT may not approve the issuance of EQT shares required in the proposed transaction; the possibility that the shareholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication.

Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). Each of Range and EQT also intend to file other relevant documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the shareholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range’s website at ir.rangeresources.com. Copies of the documents filed with the SEC by EQT will be available free of charge on EQT’s website at ir.eqt.com/investor-relations. The information included on, or accessible through, Range’s or EQT’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Range, EQT and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February 24, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526067292/rrc-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526134699/rrc-20260325.htm). To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000003321326000018/eqt-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000110465926020027/tm261383-1_def14a.htm). To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction. This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange or the solicitation of an offer to buy, sell or exchange any securities, or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.